U
SECURITIES AN
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08027184

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FEB 29 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CIMB-GK SECURITIES (USA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE
(No. and Street)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEWART PALMER (212) 616-8608
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Stewart Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMB-GK Securities (USA), Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMB-GK SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CIMB-GK Securities (USA), Inc.

We have audited the accompanying statement of financial condition of CIMB-GK Securities (USA), Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of CIMB-GK Securities (USA), Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2008

CIMB-GK SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	2,991,049
Receivables from affiliates		286,416
Property and equipment, net		266,980
Prepaid expenses and other assets		408,350
	$	3,952,795
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,239,809
Due to Parent		4,212
Total liabilities		1,244,021
Liabilities subordinated to claims of general creditors		1,700,000
Stockholder's equity		
Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding		
Common stock, $1 par value, 5,000,000 authorized; 300,000 shares issued and outstanding		300,000
Additional paid-in capital		3,066,496
Accumulated deficit		(2,357,722)
Total stockholder's equity		1,008,774
	$	3,952,795

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

CIMB-GK Securities (USA) Inc. (the "Company") was formed in Delaware on March 28, 1996 to become a registered broker-dealer in the United States. In May 2007, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is a wholly-owned subsidiary of CIMB-GK Pte Ltd. (the "Parent"). The Company's operations consist primarily of engaging in institutional brokerage that is in the business of affecting U.S institutions in East Asian regional equity markets.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computer	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Commission revenue and related commission expenses are recorded on a trade-date basis. The Company earns commissions as an introducing broker for the transactions of its customers.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts for the subsidiary are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations and are included in commissions.

Commission Receivable

The Company carries its commission receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

2. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	45,975
Computer		153,994
Leasehold improvements		106,623
		306,592
Less accumulated depreciation and amortization		39,612
	$	266,980

3. Liabilities subordinated to claims of general creditors

At December 31, 2007, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 will mature on February 28, 2010 and bear interest at 6% per annum or one half percent below the prime rate prevailing of Standard Chartered Bank Singapore.

4. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $1,747,000, which was approximately $1,591,000 in excess of its minimum requirement of $155,000.

5. Related party transactions

Stock option plan

In August 2007, the Parent granted stock options to an employee of the Company for services related to the broker dealer. The Parent granted 13,000 shares at exercise prices ranging from $4.39 to $4.84 (subject to certain minimum selling prices) to be exercised over periods through December 29, 2009. The Company estimated the fair value of the options on the date of grant using the Black-Scholes model. Approximately $16,000 is included in the statement of operations as stock based compensation for the year ended December 31, 2007.

Receivables from affiliates

The Company introduces all of its securities transactions to various related parties who act as clearing brokers for the designated markets. The receivable from affiliates represents commission due to the Company as a result of these transactions.

Floor brokerage, exchange, and clearance fees

The Company clears all transactions through related parties. For the year ended December 31, 2007, the Company recorded approximately $206,000 as expenses relating to these clearing services. These amounts are recorded in the Statement of Operations.

6. Income taxes

At December 31, 2007, the Company has a federal net operating loss carryforward ("NOL") of approximately $2,327,000 for federal and New York State income tax purposes, expiring in 2027. The NOL creates a cumulative deferred tax asset of approximately $1,055,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitments

In May 2007, the Company entered into a lease for its primary office space which expires in June 2012. Future minimum commitments under this operating lease agreement are as follows:

Year Ending December 31,	
2008	$ 300,600
2009	300,600
2010	300,600
2011	300,600
2012	150,300
	$ 1,352,700

Rent expense for the year ended December 31, 2007 was approximately $167,000.

END